U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

 For the fiscal year ended: December 31, 2025

Shared Capital Cooperative

Minnesota	41-1621896
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

2388 University Ave W, Suite 300

Saint Paul, MN 55114

(612)767-2100

Class A Preferred Stock

3-Year Note

5-Year Note

10-Year Note

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1. Business

Shared Capital Cooperative (“Shared Capital” or the “Company” or the “Cooperative”) is a community development financial institution that provides financing and technical assistance to cooperative enterprises and housing projects across the United States. Its primary business activity is originating and servicing loans to businesses and housing entities. The Cooperative generates revenue primarily from interest income on loans, loan origination and servicing fees, grants and contributions, and investment income. During the year ended December 31, 2025, the Cooperative was not selling securities under an active Regulation A offering.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion addresses the financial condition and results of operations of Shared Capital for the year ended December 31, 2025, compared to the year ended December 31, 2024. You should read this section in conjunction with (i) Shared Capital’s financial statements (see Shared Capital’s audit reports for 2024 and 2025) and (ii) the section entitled “Description of Shared Capital’s Business,” in Form 1-A, Part II, Item 7.

The discussion contains forward-looking statements relating to our plans and expectations for future operations. Forward-looking statements may be based on assumptions, and reaching any predicted result is uncertain and involves risk. Shared Capital’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed under “Risk Factors” and elsewhere in Form 1-A/A.

Results of Operations

Lending Income and Interest Expense

Lending income, consisting of interest earned on loans and loan-related fees, increased from approximately $1,110,166 in 2024 to approximately $1,146,768 in 2025, representing an increase of approximately 3.2%.

Interest expense, representing the cost of capital raised through investment notes and other borrowings, decreased slightly during the same period. The weighted average interest rate paid on investment notes increased modestly.

Gross Profit from Lending Activities

Gross profit from lending activities, defined as lending income less interest expense, increased from approximately $802,562 in 2024 to approximately $842,487 in 2025, representing an increase of approximately 5.0%.

This increase reflects modest growth in lending income combined with relatively stable funding costs.

Non-Recurring Items

During 2025, the Company recognized a non-recurring gain of approximately $33,358 on the sale of real estate acquired through a deed in lieu of foreclosure. Associated costs related to the disposition were approximately $23,510.

This transaction is not part of the Company’s ordinary lending operations and may not recur in future periods.

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Grants and Contributions

The Company receives grant funding, a portion of which is passed through to program partners. As a result:

●	Grant revenue is recognized when performance obligations are met

●	Related pass-through amounts are recorded as contributions expense

Management evaluates net grant activity (grant revenue less related expense) as a measure of the economic benefit retained by the Company. Net grant-related income was approximately $380,766 in 2025, compared to approximately $333,069 in 2024.

This presentation reflects the Company’s role in administering certain programmatic funds in addition to generating operating income.

Liquidity and Capital Resources

The Company’s primary sources of liquidity include:

●	Proceeds from the issuance of investment notes and preferred stock

●	Loan repayments

●	Grant funding

The Company uses capital primarily to:

●	Fund new loans

●	Service existing debt obligations

●	Support operating expenses

The Company relies on investor capital and loan repayments to fund its lending activities. Changes in investor demand, interest rates, or loan performance may affect liquidity. During 2025, the Cooperative’s prior Regulation A offering was no longer active, having terminated on November 3, 2024. During this period, the Cooperative continued to raise capital through a private offering conducted pursuant to Rule 506(c) of Regulation D, in addition to loan repayments and grant funding.

Loan Portfolio and Credit Risk

The Company maintains a diversified loan portfolio across multiple sectors, including housing and business lending. Management monitors credit risk through ongoing evaluation of borrower performance and maintains an allowance for credit losses.

During 2025, the Cooperative recorded loan charge-offs of approximately $36,353 compared to $295,602 in 2024. The 2025 charge-offs related to a loan and a line of credit issued to the same borrower in 2023, which borrower’s business failed in 2025. About $273k of the 2024 charge-offs consisted of a 2021 loan for a worker co-op conversion for a company providing supplies and classes for crafters and artisans. The other $23k was the remaining balance from a 2018 loan for $70,000 to a housing cooperative.

Management considers these charge-offs to be isolated business failures. The Company maintains an allowance for credit losses based on its assessment of portfolio risk. Management continues to evaluate portfolio performance and adjusts the allowance for credit losses based on its assessment of risk.

Changes in economic conditions or borrower performance could affect loan collectability and the adequacy of the allowance for credit losses.

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Known Trends and Uncertainties

There are a growing number of cooperative development efforts in rural and urban communities across the country. Shared Capital may experience increased demand for financing if cooperative formation activity continues. In addition, the Company has observed increased interest from philanthropic, governmental, and private investors in cooperative development and in investing through CDFIs. This trend may contribute to increased availability of capital for the Company’s activities.

Key factors that may affect future performance include:

●	Changes in interest rates affecting cost of capital

●	Availability of grant funding

●	Performance of the loan portfolio

●	Demand for cooperative financing

The Company may also experience variability in financial results due to the timing and structure of grant funding and non-recurring transactions.

Item 3. Directors and Officers

Name	Position	Age	Term of Office[1]	Years of Relevant Experience
Executive Officers[2]
Terence Courtney	President	54	6/05/2020-8/2026	12
Kristi Broughten	Treasurer	38	6/22/2023-8/2028	17
Holly Jo Sparks	Vice President	50	4/19/2017-8/2026	30
Cecily Mireles	Secretary	31	8/11/2022-8/2028	5

Directors[3]
Samantha Bailey	Director	36	6/20/2024-6/2027	12
Enrique Blanco	Director	45	6/22/2023-8/2028	19
Anna Boyer	Director	46	8/11/2022-8/2028	18
Kristi Broughten	Director and Treasurer	38	6/20/2024-8/2027	17
Terence Courtney	Director and President	54	6/05/2020-6/2026	12
Richard Dines	Director	60	6/20/2024-8/2027	32
Matthew Epperson	Director	37	6/22/2023-8/2026	16
Anthony Goodwin	Director	38	6/20/2024-8/2027	21
Cecily Mireles	Director and Secretary	31	6/20/2024-8/2028	5
Charity Schmidt	Director	48	8/11/2022-8/2026	12
Holly Jo Sparks	Director and Vice President	50	4/19/2017-8/2026	30

Significant Employees[4]			Start of Employment
Christina Jennings	Executive Director	55	8/25/2008	27
Mark Downey	Director of Finance and Operations	62	4/30/2021	40

[1]	Officers of the Board serve one-year terms, which may be consecutive. Directors serve terms of up to three years, which may also be consecutive. The start dates listed refer to the date the person first began to serve in that position. The person has served consecutive terms since that date. The end date refers to the end of the current term.
[2]	The Executive Officers are the officers of the Board. They are not compensated for director or officer duties.
[3]	All Directors serve without compensation.
[4]	The Significant Employees are full-time employees of the issuer.

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Family Relationships

There are no family relationships among the Executive Officers, Directors, and Significant Employees.

Item 4. Security Ownership of Management and Certain Securityholders

Title of Class	Name of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class
Common Stock	All executive officers and directors as a group	Collectively hold 5 shares of common stock.	None	1.03%

Item 5. Interest of Management and Others in Certain Transactions

As a cooperative association, Shared Capital regularly engages in transactions, including transactions with members, some of which are significant, in the normal course of business. In 2025, Shared Capital engaged in the following significant transactions related to directors and executive officers. All were in the normal course of business. There were no significant transactions with management and key employees.

Terence Courtney is President of Shared Capital’s Board of Directors and is also an employee of the Federation of Southern Cooperatives, which is a member, investor, and borrower of Shared Capital. The Federation of Southern Cooperatives holds $312,069 of Shared Capital Class A Preferred Shares. In 2022, the Federation of Southern Cooperatives received a $1,000,000 line of credit from Shared Capital (partially guaranteed by the Preferred Shares), which has been renewed and matures in April of 2027. It has no balance as of the date of this report.

Camille Kerr was a director of Shared Capital from 2020-2024, is currently serving on Shared Capital’s Racial Justice Committee, and is also a co-op developer and co-founder and organizer of ChiFresh Kitchen, LWCA (ChiFresh Kitchen), a worker cooperative, and Jumpstart Housing, a housing cooperative, both of which are members and borrowers of Shared Capital. Shared Capital made a loan of $350,000 to ChiFresh Kitchen in 2021 and a loan in the amount of $510,000 in 2023. The cumulative balance on those loans as of December 31, 2025 was $391,415. Ms. Kerr holds $39,302 in Shared Capital Preferred Stock.

Alex Betzenheimer is a former director and former president of the Board of Shared Capital, and he currently serves as an external member of Shared Capital’s Finance Committee appointed by the Board of Directors. Betzenheimer is the Finance Manager for Seward Community Co-op, a Shared Capital member, borrower and investor. Shared Capital made an equity investment of $300,000 in 2022 and made a participated loan of $1,028,105 in 2023 in Seward Community Co-op. The principal balance of that loan on December 31, 2025 was $453,806 – Shared Capital’s portion was $226,903.

Michael Novak serves on the Shared Capital Loan Committee as an external member appointed by the Board of Directors. Michael is a Senior Vice President of National Cooperative Bank (NCB). Both Shared Capital and NCB are members of the other. NCB provided Shared Capital with a $1,000,000 line of credit (increased from $500,000 in 2023), and with grants of $25,000 in 2023 and of $50,724.50 in 2021. NCB hold $46,997 in Shared Capital Preferred Stock.

Holly Jo Sparks is a member of Shared Capital’s Board of Directors and serves as Treasurer. She is also the Executive Director of Spartan Housing Cooperative. Spartan received a $600,000 loan from Shared Capital in March of 2023. The balance of that loan as of December 31, 2025 was $573,900. Spartan also holds an investment note with value $149,190. In addition, Ms. Sparks serves on the board of Cooperative Development Foundation, which holds $218,927 in Shared Capital investment notes.

Shared Capital director Anthony Goodwin is also a director of Community Co-op Market, a Shared Capital borrower with a December 31, 2025 participated balance of $254,487; Shared Capital’s portion of that loan is $127,243. Mr. Goodwin is employed at National Co+op Grocers, which holds $152,536 in Shared Capital investment notes.

Shared Capital Treasurer Kristi Broughten is an employee of Mississippi Market, which holds $32,903 in Shared Capital’s Preferred Stock, and an investment note with value $100,479 as of December 31, 2025.

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Item 6. Other Information

There are no additional disclosures for the annual period pursuant to Form 1-U requirements.

Item 7. Financial Statements

(a)	Audited Financial Statements.

The audited financial statements of Shared Capital Cooperative for the fiscal years ended December 31, 2025 and December 31, 2024 are filed as part of this Annual Report on Form 1-K.

The audited financial statements include:

●	Reports of Independent Auditors

●	Balance Sheets as of December 31, 2025 and 2024

●	Statements of Income for the years ended December 31, 2025 and 2024

●	Statements of Changes in Equity for the years ended December 31, 2025 and 2024

●	Statements of Cash Flows for the years ended December 31, 2025 and 2024

●	Notes to Financial Statements

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles and have been audited in accordance with generally accepted auditing standards.

(b)	Financial Statement Schedules. All required financial statement schedules are included in the audited financial statements or the notes thereto. Separate financial statement schedules are not required.

(c)	Supplemental Financial Information. No supplemental financial information is required to be presented for the periods covered by this report.

(d)	Oil and Gas Producing Activities. N/A

(e)	Financial Statements of and Disclosures About Guarantors and Issuers of Guaranteed Securities. N/A

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FINANCIAL STATEMENTS

December 31, 2025 and 2024

C O N T E N T S

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
Shared Capital Cooperative
St. Paul, Minnesota

Opinion

We have audited the financial statements of Shared Capital Cooperative (a Minnesota corporation), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Shared Capital Cooperative as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Shared Capital Cooperative and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Shared Capital Cooperative’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Shared Capital Cooperative’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Shared Capital Cooperative’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Wegner CPAs, LLP

Wegner CPAs, LLP

Madison, Wisconsin

April 9, 2026

SHARED CAPITAL COOPERATIVE

CONSOLIDATED BALANCE SHEETS

December 31, 2025 and 2024

	2025	2024
ASSETS
CURRENT ASSETS
Cash	$2,522,762	$3,673,225
Certificates of deposit	-	1,013,448
Accounts receivable	56,791	28,781
Prepaid expenses	254,355	69,837
Accrued interest receivable	296,479	207,017
Current portion of notes receivable	5,924,713	6,207,259

Total current assets	9,055,100	11,199,567

Property and equipment - net	9,152	4,056
Intangible assets - net	3,113	5,209

OTHER ASSETS
Operating lease right-of-use asset	60,952	96,774
Security deposit	3,000	3,000
Equity investments in other cooperatives (less allowance for investment losses of $10,000)	350,957	337,459
Membership equity in other cooperatives	13,092	10,075
Notes receivable - net of current portion (less allowance for credit losses of $1,871,478 and $1,804,895, respectively)	15,350,189	14,941,305
Deferred taxes	164,000	11,000

Total assets	$25,009,555	$26,608,445

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$310,250	$11,918
Accrued expenses	42,713	34,060
Patronage dividend payable	-	23,363
Deferred revenue	374,013	1,806,921
Funds held for others	398,701	406,868
Income taxes payable	852	80,182
Current portion of accrued interest payable	89,884	43,163
Current portion of operating lease liability	41,248	35,518
Line of credit	1,000,000	1,000,000
Current portion of long-term debt	1,419,355	3,148,737

Total current liabilities	3,677,016	6,590,730

LONG-TERM LIABILITIES
Operating lease liability net of current portion	21,540	62,788
Accrued interest payable net of current portion	330,669	339,219
Long-term debt net of current portion and loan costs	15,252,532	13,610,785

Total liabilities	19,281,757	20,603,522

EQUITY
Preferred stock, $10 par value, 10,000,000 shares authorized, 548,765 and 516,196 shares issued and outstanding	5,487,645	5,161,958
Common stock - voting, $10 par value, 10,000 shares authorized, 488 and 474 shares issued and outstanding	4,880	4,740
Common stock - nonvoting, $10 par value, 10,000,000 shares authorized, 155,868 and 155,645 shares issued and outstanding	1,558,676	1,556,451
Additional paid-in capital (net of subscription fees of $105,151 and $104,758, respectively)	765,998	722,732
Retained patronage	186,656	188,954
Accumulated deficit	(2,276,057)	(1,629,912)

Total equity	5,727,798	6,004,923

Total liabilities and equity	$25,009,555	$26,608,445

See accompanying notes.

SHARED CAPITAL COOPERATIVE

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2025 and 2024

	2025	2024
REVENUE
Interest income - loans	$1,358,130	$1,392,252
Interest income - cash accounts	55,856	58,290
Loan fees	191,274	86,868
Loan recovery income	8,532	12,271
Grants and contributions	1,345,554	2,555,725
Consulting income	500	375,111
Investment income	16,905	37,580
Other	9,470	11,047

Total revenue	2,986,221	4,529,144

EXPENSES
Personnel	1,498,357	1,115,867
Contributions	862,343	1,455,215
Interest	416,689	417,456
Outside services	228,254	191,946
Professional services	129,104	108,466
Seminars, travel, and training	109,828	68,372
Provision for credit losses	102,936	505,508
Occupancy	69,374	64,616
Office supplies	67,259	28,412
Advertising	55,206	46,223
Board expense	28,126	91,493
Fees	10,331	36,075
Dues	7,850	9,842
Depreciation and amortization	7,460	12,880

Total expenses	3,593,117	4,152,371
Net income (loss) from operations	(606,896)	376,773
OTHER INCOME (EXPENSES)
Property holding expenses	(27,739)	-
Gain on sale of property and equipment	33,358	-

Total other income (expenses)	5,619	-
Net income (loss) before income taxes	(601,277)	376,773
Provision for income taxes	150,819	(148,617)

Net income (loss)	$(450,458)	$228,156

See accompanying notes.

SHARED CAPITAL COOPERATIVE

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2025 and 2024

	Preferred Stock	Common Stock - Voting	Common Stock - Nonvoting	Additional Paid-In Capital	Retained Patronage	Accumulated Deficit	Total Equity
Balance December 31, 2023	$3,931,085	$4,640	$1,556,451	$682,068	$98,525	$(1,576,495)	$4,696,274
Purchases	1,637,540	130	-	42,609	-	-	1,680,279
Redemptions	(571,425)	(30)	-	(1,945)	(3,023)	-	(576,423)
Preferred stock dividend	164,758	-	-	-	-	(164,758)	-
Patronage dividend	-	-	-	-	93,452	(116,815)	(23,363)
Net income	-	-	-	-	-	228,156	228,156

Balance December 31, 2024	5,161,958	4,740	1,556,451	722,732	188,954	(1,629,912)	6,004,923

Purchases	130,000	160	1,975	66,886	-	-	199,021
Redemptions	-	(10)	-	(23,380)	(2,298)	-	(25,688)
Stock converted	-	(10)	250	(240)	-	-	-
Preferred stock dividend	195,687	-	-	-	-	(195,687)	-
Net loss	-	-	-	-	-	(450,458)	(450,458)

Balance December 31, 2025	$5,487,645	$4,880	$1,558,676	$765,998	$186,656	$(2,276,057)	$5,727,798

See accompanying notes.

SHARED CAPITAL COOPERATIVE

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2025 and 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(450,458)	$228,156
Adjustments to reconcile net income (loss) to net cash flows from operating activities
Gain on sale of property and equipment	(33,358)	-
Depreciation and amortization	7,460	12,880
Change in credit loss allowance	66,583	209,906
Amortization of loan costs	7,079	10,648
Amortization of operating lease right-of-use asset	35,822	34,551
Forgiveness of notes payable	-	(600,000)
Deferred taxes	(153,000)	7,000
(Increase) decrease in assets Accounts receivable	(28,010)	(14,958)
Prepaid expenses	(184,518)	14,454
Accrued interest receivable	(89,462)	(49,243)
Equity investments in other cooperatives	(13,498)	(37,459)
Membership equity in other cooperatives	(3,017)	-
Increase (decrease) in liabilities
Accounts payable	298,332	(487,368)
Accrued expenses	8,653	(242)
Deferred revenue	(1,432,908)	(247,639)
Operating lease liability	(35,518)	(33,752)
Funds held for others	(8,167)	5,041
Income taxes payable	(79,330)	77,672
Accrued interest payable	38,171	43,815

Net cash flows from operating activities	(2,049,144)	(826,538)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of and interest retained in certificates of deposit	-	(1,013,448)
Redemptions of certificates of deposit	1,013,448	-
Proceeds from notes receivable	7,637,779	2,596,454
Purchases of property and equipment	(142,102)	(1,618)
Proceeds from sale of property and equipment	165,000	-
Issuance of notes receivable	(7,830,700)	(2,117,000)

Net cash flows from investing activities	843,425	(535,612)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	2,765,000	1,454,211
Payments on long-term debt	(2,838,084)	(413,621)
Payments of loan costs	(1,630)	(17,161)
Purchases of common stock	69,021	42,739
Redemptions of common stock	(23,390)	(1,975)
Purchases of preferred stock	110,000	1,637,540
Redemptions of preferred stock	-	(571,425)
Payments of patronage dividends	(23,363)	-
Redemptions of retained patronage	(2,298)	(3,023)

Net cash flows from financing activities	55,256	2,127,285

Net change in cash	(1,150,463)	765,135

Cash at beginning of year	3,673,225	2,908,090

Cash at end of year	$2,522,762	$3,673,225

See accompanying notes.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Shared Capital Cooperative (Shared Capital) is a member-owned and member-governed Community Development Financial Institution (CDFI) loan fund whose mission is to build a just, equitable, and democratic economy by investing in cooperative enterprises. Shared Capital provides financing to consumer, worker, housing, and producer cooperatives and their members throughout the United States.

Formed in 1978, Shared Capital is organized as a cooperative association under Chapter 308A of Minnesota law and has over 300 member cooperatives and over 100 individual members. Shared Capital obtains funds from its members as well as from non-member individuals and institutions interested in supporting the cooperative economy.

Basis of Consolidation

The financial statements include the accounts of Shared Capital Cooperative, Inc. and its wholly owned subsidiary, 2420 17th Avenue South, LLC, which Shared Capital created in June 2025 for the purpose of holding title to real estate. All material intra-entity transactions have been eliminated.

Notes Receivable

Notes receivable are commercial loans made by Shared Capital to cooperatively owned businesses and housing organizations in the normal course of business.

Notes receivable are stated at unpaid principal balances, less an allowance for loan losses. Interest on loans is recognized over the term of the loan and is calculated using the simple-interest method on principal amount outstanding.

The ability of the borrowers to honor their contracts is dependent upon sound management of the cooperative, general economic conditions, and the value of collateral, including real estate, equipment, and other business assets securing the loan.

Nonaccrual status is an accounting treatment applied to loans when the collection of interest or principal is in doubt. Under this status, accrued interest is no longer recognized as income, and any payments received are applied first to principal and fees rather than interest. A loan is typically placed on nonaccrual status when management determines it is impaired and there is a significant risk of loss to principal and/or interest.

Loans are written off if all or a portion of the loan is deemed to be uncollectible by management based on economic conditions, business conditions, and collection efforts. It is Shared Capital’s policy that any loan that is more than 120 days delinquent will be written off unless management determines that repayment of the loan is imminent, whether through collections, liquidation, or foreclosure. The write off of any loan requires approval by the Board of Directors, generally upon recommendation from the Loan Committee.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of December 31, 2025, there were 7 loans to 4 borrowers with total outstanding balance of $1,234,784 on nonaccrual status. As of December 31, 2024, there were 8 loans to 5 borrowers with total outstanding balance of $1,432,525 on nonaccrual status.

Property and Equipment

Purchases of property and equipment over $1,000 are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the assets, five years for leasehold improvements and three to ten years for office equipment and furniture.

Intangible Assets

Intangible assets consist of website development and trademark costs. Website development costs are amortized over 3 years and trademark costs are amortized over 10 years using the straight-line method.

Allowance for Credit Losses

The allowance for credit losses is a non-cash reserve established against expected losses on notes receivable. Each loan in the portfolio is assigned a risk rating and each rating has a corresponding percentage that must be set aside as an allowance. The risk ratings and corresponding allowance requirements are established in the Board-approved lending policies and are based on the historical experience of Shared Capital’s portfolio and the established best practices of CDFI loan funds. The ratings and the allowance are evaluated regularly by management based upon qualitative factors that require a high degree of management judgment. These factors include adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral, and prevailing economic conditions. The Loan Committee establishes initial risk ratings at the time loans are approved and must approve any changes to ratings. On a quarterly basis the Loan Committee reviews and approves all risk ratings and the allowance for credit losses. The Board of Directors reviews the allowance and risk ratings at least annually.

The allowance for credit losses is established as losses are estimated. Loan losses are charged against the allowance when the Board believes the loan is uncollectible and is written off. Subsequent recoveries are recorded as loan recovery income.

In addition to the accrual-based allowance for credit losses, Shared Capital holds cash reserves for its loans made through the Accelerate Employee Ownership Program. At December 31, 2025 and 2024, these cash reserves totaled $290,000.

Loan Costs

Loan costs are the costs, including legal fees, associated with obtaining specific long-term liabilities. Loan costs of $49,367 and $47,737 at December 31, 2025 and 2024, respectively, are being amortized over the length of the underlying notes payable. Amortization of loan costs, recorded as interest expense in the consolidated statements of income, was $7,079 and $10,648 for 2025 and 2024. Accumulated amortization was $27,846 and $20,767 at December 31, 2025 and 2024, respectively.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subscription Fees

Subscription fees consist of costs, including legal fees, associated with the issuance of preferred equity in Shared Capital and are recorded on the consolidated balance sheets as a reduction of additional paid-in capital. Subscription fees totaled $105,151 and $104,758 at December 31, 2025 and 2024, respectively.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

Shared Capital is taxed as a cooperative and is subject to the provisions of Subchapter T of the Internal Revenue Code. The Bylaws of Shared Capital require the cooperative to annually distribute net income from patronage to its members, based on their patronage with Shared Capital (interest paid by borrowers), at the discretion of the Board of Directors. Distributions in the form of qualified patronage dividends reduce Shared Capital’s income tax liability. However, losses in Shared Capital’s patronage business may be carried forward to offset future distributions of net income from patronage.

Revenue Recognition

Grants and contributions revenue is recognized when Shared Capital fulfills its performance obligations required by an award. Conditional awards that have been received but have not yet been recognized as revenue are shown as deferred revenue on the consolidated balance sheets. When a grant is awarded for non-specific purposes (e.g. a “general operating grant”) with no grantor rights for return of the funds, Shared Capital recognizes the grant funds upon receipt. In cases where the grant is for a specific purpose or otherwise intended to be used for a specific purpose over a span of time, Shared Capital recognizes those funds at such time that the funds have been used for the specific purpose outlined in the applicable grant agreement.

A contract liability is recognized when payments of grants and contributions are received before Shared Capital’s performance obligations have been fulfilled. Shared Capital’s contract liabilities from advance grants and contributions payments received at December 31, 2025 and 2024 were as follows:

	2025	2024
Beginning of year	$1,806,921	$2,054,560
End of year	374,013	1,806,921

Loan fees revenue consist of non-refundable commitment fees, which are recognized as income when a loan is approved; loan origination fees, which are recognized as income when a loan is closed; and loan servicing fees received from participating lenders/investors and organizations for whom Shared Capital services loans, which are recognized as income when earned. Consulting income is recognized as Shared Capital staff provides consulting services to its customers. Investment income consists of dividends and gains on equity investments in other cooperatives.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Shared Capital does not recognize short-term leases in the consolidated balance sheets. For these leases, Shared Capital recognizes the lease payments in the results of operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. Shared Capital also does not separate nonlease components from lease components for all classes of underlying assets and instead accounts for each separate lease component and the nonlease components associated with that lease component as a single lease component. If the rate implicit in the lease in not readily determinable, Shared Capital uses an incremental borrowing rate as the discount rate for the lease for all classes of underlying assets.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Date of Management’s Review

Management has evaluated subsequent events through April 9, 2026, the date which the financial statements were available to be issued.

NOTE 2 - NOTES RECEIVABLE

Recorded investments in loans by portfolio segment at December 31, 2025 and 2024 consisted of the following:

	2025	2024
Cooperative housing mortgage loans	$7,009,972	$8,161,073
Cooperative business mortgage loans	3,727,382	3,155,630
Cooperative business loans	12,359,122	11,567,564
Share loans in housing cooperatives	43,505	52,485
Microenterprise loans	6,399	16,707

Total notes receivable	23,146,380	22,953,459
Less current portion of notes receivable	5,924,713	6,207,259
Less allowance for credit losses	1,871,478	1,804,895

Notes receivable - net of current portion and allowance for credit losses	$15,350,189	$14,941,305

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 2 - NOTES RECEIVABLE (continued)

Descriptions of the loan portfolio segments are as follows:

●	Cooperative housing mortgage loans are commercial real estate loans for the acquisition and rehabilitation of multifamily housing properties secured by a mortgage.

●	Cooperative business mortgage loans are loans for commercial real estate secured by a mortgage.

●	Cooperative business loans are loans secured by other business assets excluding real estate.

●	Loans to individuals are loans to purchase cooperative housing. Share loans in housing cooperatives are loans to individuals to purchase shares in housing cooperatives.

●	Microenterprise loans are loans to cooperative businesses with five or fewer full-time equivalent employees and requiring less than $50,000 in financing.

Commercial real estate loans receivable at December 31, 2025 and 2024 were comprised of the following:

	2025		2024
Multi-Family Housing	$8,744,954	71.2%	$8,161,072	72.1%
Office	152,746	1.2%	155,243	1.4%
Production/Mfg	1,183,382	9.6%	333,789	2.9%
Retail	2,194,754	17.9%	2,666,599	23.6%

Total mortgage loans	$12,275,836	100%	$11,316,703	100%

There are no significant or material geographic concentrations within the commercial real estate loan portfolio.

The change in the allowance for credit losses in 2025 and 2024 consisted of the following:

	2025	2024
Beginning allowance	$1,804,895	$1,594,989
Loans written off	(24,247)	(295,611)
Increase in provision for loan losses	90,830	505,517

Ending allowance	$1,871,478	$1,804,895

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 2 - NOTES RECEIVABLE (continued)

The allowance for credit losses by portfolio segment at December 31, 2025 and 2024 was as follows:

	Cooperative housing mortgage loans	Cooperative business mortgage loans	Cooperative business loans	Loans to individuals (Share)	Micro- enterprise	Total

Beginning allowance	$274,032	$112,993	$1,415,937	$262	$1,671	$1,804,895
Loans written off	-	-	(34,837)	-	-	(34,837)
Increase (decrease)	(60,644)	67,212	95,927	(44)	(1,031)	101,420

2025 Ending allowance	$213,388	$180,205	$1,477,027	$218	$640	$1,871,478

Beginning allowance	$237,323	$133,984	$1,220,447	$610	$2,625	$1,594,989
Loans written off	(23,111)	-	(272,500)	-	-	(295,611)
Increase (decrease)	59,820	(20,991)	467,990	(348)	(954)	505,517

2024 Ending allowance	$274,032	$112,993	$1,415,937	$262	$1,671	$1,804,895

All of the $36,353 in 2025 loan write-offs were from loans originating in 2023. Of the $295,611 written off in 2024, $23,111 was from loans originated in 2018, and $272,500 was from loans originated in 2021.

The aging of loans by portfolio segment at December 31, 2025 and 2024 was as follows:

	Cooperative housing mortgage loans	Cooperative business mortgage loans	Cooperative business loans	Loans to individuals (Share)	Micro- enterprise	Total

Current	$7,009,972	$3,727,382	$12,359,122	$43,505	$6,399	$23,146,380
31 - 90	-	-	-	-	-	-
90 + days	-	-	-	-	-	-

2025 Total	$7,009,972	$3,727,382	$12,359,122	$43,505	$6,399	$23,146,380

Current	$7,378,893	$3,498,873	$12,006,500	$52,485	$16,708	$22,953,459
31 - 90	-	-	-	-	-	-
90 + days	-	-	-	-	-	-
2024 Total	$7,378,893	$3,498,873	$12,006,500	$52,485	$16,708	$22,953,459

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 2 - NOTES RECEIVABLE (continued)

The credit quality of loans receivable at December 31, 2025 and 2024 was as follows:

	Cooperative housing mortgage loans	Cooperative business mortgage loans	Cooperative business loans	Loans to individuals (Share)	Micro- enterprise	Total

A	$2,174,922	$136,994	$1,615,812	$43,505	$-	$3,971,233
B	1,669,153	1,309,315	4,555,917	-	-	7,534,385
C	2,462,924	1,810,055	2,910,934	-	-	7,183,913
D	580,542	432,000	1,803,940	-	6,399	2,822,881
E	122,431	39,018	-	-	-	161,449
F	-	-	50,926	-	-	50,926
FF	-	-	226,463	-	-	226,463
FFF	-	-	433,270	-	-	433,270
G	-	-	761,860	-	-	761,860

2025 Total	$7,009,972	$3,727,382	$12,359,122	$43,505	$6,399	$23,146,380

A	$2,262,332	$989,967	$1,861,012	$52,485	$-	$5,165,796
B	2,006,687	1,117,581	4,055,288	-	-	7,179,556
C	2,211,255	1,391,325	2,687,503	-	-	6,290,083
D	669,534	-	1,825,508	-	16,708	2,511,750
E	122,431	-	132,318	-	-	254,749
F	-	-	11,600	-	-	11,600
FF	106,654	-	686,100	-	-	792,754
G	-	-	747,171	-	-	747,171

2024 Total	$7,378,893	$3,498,873	$12,006,500	$52,485	$16,708	$22,953,459

Category	Description of Creditworthiness	Commercial	Share
A+	Highest credit quality, borrower is stable and reliable	0%	0%
A	Borrower is stable and reliable	1%	0.5%
B	Good borrower, but some recent internal or external changes	3%	2%
C	Good borrower, but recent significant internal or external changes	5%	3%
D	Borrower is either rebounding or heading into period of significant difficulties	10%	6%
E	Relatively weak borrower facing some internal or external challenges	15%	10%

F	Weak borrower facing significant challenges	25+%	25+%
FF	Weak borrower facing severe challenges	50+%	50+%
FFF	Weak borrower facing critical challenges	75+%	75+%
G	Doubtful	Up to 100%	Up to 100%

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 2 - NOTES RECEIVABLE (continued)

Loans are considered impaired if Shared Capital considers it likely that at least some of the principal and interest payments will not be collected. All loans are individually reviewed for impairment. Two loans receivable totaling $36,353 were written off as uncollectible in 2025, and two loans receivable totaling $295,611 were written off as uncollectable in 2024.

Off Balance Sheet Loans

In addition to the loans summarized above, at December 31, 2025 and 2024 Shared Capital serviced $4,829,186 and $4,582,661, respectively, in loans that are not recorded on the consolidated balance sheets. These include $4,685,828 and $4,438,588, respectively, of loan participations, which have been sold to other lenders and constitute true sales with no recourse or liability to Shared Capital. The remainder represents loan balances of funds that Shared Capital administered on behalf of other organizations under contract, and for which Shared Capital holds no liability or risk (see Note 11).

NOTE 3 - EQUITY INVESTMENTS IN OTHER COOPERATIVES

Shared Capital holds equity investments as part of its financing activities. At December 31, 2025 and 2024, the investments were comprised of $350,958 and $337,459, respectively, of preferred stock in a food cooperative and $10,000 of preferred stock in a worker cooperative. Shared Capital recorded allowances for investment losses on these investments of $10,000 at December 31, 2025 and 2024 based on management’s knowledge of the economic conditions and circumstances of the investees.

NOTE 4 - MEMBERSHIP EQUITY IN OTHER COOPERATIVES

Membership equity in other cooperatives primarily consists of an investment in National Cooperative Bank (NCB). Shared Capital held $10,000 of Class B membership shares in NCB at December 31, 2025 and 2024. Shared Capital also held $75 in membership shares in Seward Community Co-op at December 31, 2025 and 2024. Shared Capital does not consider this part of its financing activities or its investment portfolio.

NOTE 5 - CONCENTRATION OF CREDIT RISK

Shared Capital maintains cash balances at two financial institutions located in the United States. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2025 and 2024, Shared Capital’s uninsured cash balances totaled approximately $1,800,000 and $3,239,000, respectively.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2025 and 2024 consisted of the following:

	2025	2024
Leasehold improvements	$16,333	$16,333
Office equipment and furniture	94,363	83,903

Property and equipment	110,696	100,236
Less accumulated depreciation	101,544	96,180

Property and equipment - net	$9,152	$4,056

Depreciation expense for 2025 and 2024 was $5,364 and $10,221, respectively.

NOTE 7 - INTANGIBLE ASSETS

Intangible assets at December 31, 2025 and 2024 consisted of the following:

	2025	2024
Intangible assets - gross	$44,656	$44,656
Less accumulated amortization	41,543	39,447
Intangible assets - net	$3,113	$5,209

Amortization expense for 2025 and 2024 was $2,096 and $2,659, respectively.

NOTE 8 - LINE OF CREDIT

Shared Capital has a $1,000,000 unsecured line of credit with National Cooperative Bank, NA. In December 2025, the maturity date extended to March 2026. In March 2026, the line of credit was renewed and the maturity date was extended to June 2026. It bears an interest rate of 30-day Averaged Secured Overnight Financing Rate plus 225 basis points. Shared Capital’s outstanding balance on the line of credit was $1,000,000 at December 31, 2025 and 2024.

NOTE 9 - RETIREMENT PLAN

Shared Capital has established a Safe Harbor salary deferral retirement plan. The plan has received IRS approval under Section 408(p) of the Internal Revenue Code. Shared Capital makes contributions of 3% of compensation for all employees. The Executive Director also has the discretion to match elective deferrals of up to 2% of additional employee compensation. Employer contributions for 2025 and 2024 totaled $28,050 and $25,830, respectively.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 10 - LEASES

Shared Capital leases office space in St. Paul, Minnesota under an operating lease that expires in 2027.

The components of the total lease cost are as follows:

	2025	2024
Operating lease expense	$40,252	$40,351
Variable lease expense	9,586	9,580
Total lease expense	$49,838	$49,931

Other information related to operating leases is as follows:

	2025	2024
Operating cash flows from operating leases	$39,948	$39,552
Weighted-average remaining lease term in years for operating leases	1.58	2.58
Weighted-average discount rate for operating leases	5.5%	5.5%

The maturities of the operating lease liability as of December 31, 2025 are as follows:

2026	$41,248
2027	24,477
Total minimum lease payments	65,725
Imputed interest	(2,937)
Total lease liabilities	$62,788

NOTE 11 - FUNDS HELD FOR OTHERS

Shared Capital has an agreement with NASCO Development Services (NDS) to provide loan servicing functions for its Kagawa Fund. Shared Capital accumulates principal and interest collections, net of remitting interest due to investors of the Kagawa Fund, for use in providing additional loans on behalf of Kagawa Fund. NDS and the Kagawa Fund investors bear all risk of loss pertaining to these loans. Shared Capital receives a servicing fee for administering the portfolio and closing and origination fees on new loans issued.

At December 31, 2025 and 2024, Shared Capital held $398,701 and $406,868, respectively, in funds payable to NDS and available for lending. At December 31, 2025 and 2024, Shared Capital was servicing $143,360 and $144,073, respectively, of loans for the Kagawa Fund, which were not recorded on Shared Capital’s consolidated balance sheets.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 12 - LONG-TERM DEBT

Long-term debt primarily consists of various notes payable to institutional investors, other cooperatives, and individuals.

Long-term debt at December 31, 2025 and 2024 consisted of the following:

	2025	2024
Senior loans payable	$8,151,107	$8,272,434
Subordinate loans payable	8,542,301	8,479,557
Paycheck Protection Program loan	-	34,501
Long-term debt	16,693,408	16,786,492
Less current portion of long-term debt	1,419,355	3,148,737
Less loan costs	21,521	26,970
Long-term debt net of current portion and loan costs	$15,252,532	$13,610,785

Some of the loans payable are subject to covenants as outlined in the loan agreements.

Future minimum principal payments on long-term debt consist of the following:

Due on demand	$244,565
2026	1,174,790
2027	1,486,865
2028	2,191,647
2029	3,406,843
2030	2,342,754
Thereafter	5,845,944
Long-term debt	$16,693,408

The notes payable at December 31, 2025 and 2024 have interest rates ranging from 0% to 4.5%, are unsecured, and mature through 2036. The weighted average interest rate on all long-term debt at December 31, 2025 and 2024 was 2.34% and 2.38%. The weighted average for senior debt was 2.48% and 2.62%. The weighted average for subordinate debt was 2.22% and 2.15%.

At December 31, 2025 and 2024, long-term debt less current portion includes $1,800,000 that is a portion of the debt forgiven by New World Foundation in each of those years. Under the terms of an agreement with a program partner, sixty percent of the forgiven debt is payable to the partner but is retained by Shared Capital until the winddown of the program and repayment of notes receivable issued under the program and can be used to offset losses on a pro rata basis for any loan losses incurred in excess of the cash reserve held for the program (see Note 17).

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 12 - LONG-TERM DEBT (continued)

In April 2020, Shared Capital received a Paycheck Protection Program (PPP) loan as part of the Coronavirus Aid, Relief, and Economic Security Act implemented by the United States Small Business Administration (SBA) to help cover payroll costs, rent, and utilities during the COVID-19 outbreak at 1% interest and repayable over 24 months. In 2022 the SBA informed Shared Capital that the PPP award does not meet the criteria for loan forgiveness due to Shared Capital’s status as a for-profit financial institution. Shared Capital appealed this decision but did not receive forgiveness. The PPP loan balance was repaid in full in April 2025. At December 31, 2024, the PPP loan balance was $34,501.

NOTE 13 - PREFERRED STOCK

Shared Capital issues Class A Preferred Stock to member and non-member investors to raise capital to carry out its lending activities. The preferred stock has no voting rights and shares may only be transferred upon the approval of the Board of Directors. The preferred stock has a liquidation preference over other equities. Redemption of preferred stock is at the discretion of the Board of Directors.

Shared Capital entered into specific redemption arrangements with two foundations that purchased Class A preferred shares in Shared Capital in the amounts of $250,000 and $500,000 in 2016 and 2012 respectively. In exchange, Shared Capital received certain considerations such as accompanying grants, foregoing of dividends on the preferred stock, and extended stock holding periods. Under these redemption arrangements, the Board maintains the right to reject or postpone the foundations’ redemption requests. However, one of the foundations has the right to elect to recover its investment through the transfer of notes receivable of equal value.

In December 2024, Shared Capital redeemed $500,000 to one foundation. The other foundation that holds preferred stock in the amount of $250,000 has requested redemption in accordance with the terms of the agreement. However, Shared Capital’s Board of Directors has not yet approved the redemption. These shares are not listed separately on the consolidated balance sheets as redeemable stock because the shares represent less than 5% of total shares outstanding, and the terms under which this redemption may be requested are materially similar to the terms under which any shareholder request would be considered for redemption.

NOTE 14 - CONSOLIDATED STATEMENTS OF CASH FLOWS SUPPLEMENTARY INFORMATION

	2025	2024
Cash paid for interest	$183,004	$362,993
Cash paid for income taxes	183,899	42,198
NONCASH FINANCING TRANSACTIONS
Long-term debt converted to preferred shares	20,000	-
Stock converted	250	-
Preferred stock dividend	195,687	164,758
Patronage dividend payable	-	23,363

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 15 - DIVIDENDS

At the discretion of the Board of Directors, Shared Capital may pay holders of preferred stock an annual dividend of up to 8% in the form of cash, additional shares of preferred stock, or equity credits. Shared Capital’s Board of Directors declared preferred stock dividends in 2025 in the amount of $195,686 and in 2024 in the amount of $164,758 on prior year earnings, which reflect a 5% return each year to investors on prior year holdings.

As a cooperative, Shared Capital may distribute patronage dividends, at the discretion of the Board of Directors, to its members based on the interest paid by the member on loans from Shared Capital.

Patronage dividends may be paid in the form of cash or additional equity credits held as retained patronage. No patronage dividend has been declared in 2026 on 2025 earnings. Shared Capital declared a qualified patronage dividend in the amount of $116,815 in 2025 on 2024 earnings. $23,363 was payable to Shared Capital’s members in cash, and $93,452 has been held as retained patronage.

NOTE 16 - INCOME TAXES

The provision for income taxes for 2025 and 2024 was comprised of the following:

	2025	2024
Current federal income tax expense	$-	$(104,614)
Current state income tax expense	(2,181)	(37,003)
Deferred income tax benefit (expense)	153,000	(7,000)

Provision for income taxes	$150,819	$(148,617)

Shared Capital’s total deferred tax asset, valuation allowance, and total deferred tax liability at December 31, 2025 and 2024 consisted of the following:

	2025	2024
Total deferred tax asset	$164,000	$11,000
Valuation allowance	-	-
Total deferred tax liability	-	-

Deferred taxes	$164,000	$11,000

Deferred taxes consist of the future tax effects of net operating loss carryforwards and timing differences between costs recorded as expenses for financial statement purposes and deductions for income tax purposes. At December 31, 2025 Shared Capital’s net operating losses totaled approximately $525,000 for federal purposes, which do not expire, and $550,000 for state purposes, which expire in various years beginning in 2045.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 17 - GRANTS AND CONTRIBUTIONS

Grants and Contributions include $1,500,000 in debt forgiveness recognized in 2024, following $1,500,000 recognized in 2023, for a total of $3,000,000 forgiven of a $4,000,000, 0% interest loan issued to Shared Capital in 2019 by New World Foundation under its Quality Jobs Fund. The loan provided capital for financing to support the transition of successful businesses to employee ownership to create and sustain high quality jobs in local communities. Forgiveness is contingent upon compliance with program requirements, including the deployment of the funds for the program purposes. The remaining $1,000,000, recorded as a component of long-term debt on the consolidated balance sheets, is anticipated to be forgiven in 2026.

Sixty percent of the New World Foundation forgiven debt, in the amount of $1,800,000 through December 31, 2024, was payable to a nonprofit program partner. This obligation was included as a component of long-term debt on Shared Capital’s consolidated balance sheets at December 31, 2024.

In 2025 and 2024, Shared Capital administered grant programs on behalf of third parties whereby Shared Capital received grants from or on behalf of those third parties, and regranted those funds under the terms and conditions of applicable agreements. $862,233 and $555,215 were recognized for 2025 and 2024, respectively, as both as grant and contribution revenue and as contribution expense immediately upon the disbursement of the regranted funds.

Grants and contributions for 2025 and 2024 consisted of the following:

	2025	2024
Regranted under grant administration agreements	$862,233	$555,215
Recognized upon satisfaction of conditions	482,882	199,174
No conditions – recognized on receipt	439	301,336
Loan forgiveness	-	1,500,000

Total grants and contributions	$1,345,554	$2,555,725

NOTE 18 – OTHER REAL ESTATE OWNED

In June 2025, Shared Capital acquired a vacant residential property through a deed in lieu of foreclosure from a borrower in default on a note receivable. The property was held in Shared Capital’s wholly owned subsidiary, 2420 17th Avenue South, LLC. In September 2025, the property was sold, resulting in a gain of $33,358. During the holding period, Shared Capital incurred $27,739 in property-related expenses.

NOTE 19 - RELATED PARTIES

Several directors of Shared Capital are employed by, or are directors of, Shared Capital member organizations or other organizations that borrow from, lend to, or hold common or preferred stock in Shared Capital. Several Shared Capital directors as well as several staff members are members of the cooperative’s individual class of members and hold common stock. They may also lend to Shared Capital.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 19 - RELATED PARTIES (continued)

Several staff members are directors of member organizations or other organizations that borrow from, lend to, or hold common or preferred stock in Shared Capital.

Such activities were in the ordinary course of business at normal credit terms, including interest rates and collateralization, and do not represent more than a normal risk of collection.

Significant related party activities for 2025 and 2024 are summarized as follows:

	2025	2024
Equity and deposits in related parties	$350,958	$337,459
Notes receivable from related parties	3,295,673	5,385,449
Long-term debt payable to related parties	594,286	935,719
Preferred stock held by related parties	828,598	790,737
Interest income earned from related parties	232,012	336,160
Interest expense incurred to related parties	17,814	26,566
Lines of credit from related parties	1,000,000	1,000,000

Additionally, an employee of NCB was a member of Shared Capital’s loan committee. Shared Capital holds membership equity in NCB as disclosed in Note 4 and has a line of credit as disclosed in Note 8. NCB also holds membership equity in Shared Capital.

NOTE 20 - COMMITMENTS

In its normal course of business, Shared Capital issues formal commitments to issue notes receivable at a future date. Commitments are issued after loan approval, confirmation of availability of funds, and confirmation that all applicant conditions have been met. These are commitments to extend credit that involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

As of December 31, 2025 and 2024, Shared Capital carried outstanding commitments of approximately $907,459 and $785,772 and to lend funds to meet the financing needs of its members.

Item 8.	Exhibits
Exhibit 2(a)(i):	Articles of Incorporation as Restated*
Exhibit 2(a)(ii):	All Amendments to Articles of Incorporation after Restatement*
Exhibit 2(b):	Bylaws in Effect as of the Date of the Offering Statement*
Exhibit 3(a):	Form of Investment Note*
Exhibit 4(a):	Form of Shared Capital Cooperative Subscription Agreement for Class A Preferred Stock*
Exhibit 4(b):	Form of Shared Capital Cooperative Subscription Agreement for an Investment Note*
Exhibit 6(a):	CDFI Fund Assistance Agreement (1/27/2021)*
Exhibit 6(b):	CDFI 2021 RRP Assistance Agreement*
Exhibit 11:	Auditor Letter of Consent
Exhibit 12:	Opinion of Counsel re: Legality of Securities Offered*

*	Previously filed

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SIGNATURES

Pursuant to the requirement of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shared Capital Cooperative, a Minnesota Cooperative Corporation

By

Signature	/s/ Christina Jennings
Name	Christina Jennings
Title	Executive Director
Date	April 28, 2026

Pursuant to the requirement of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ Mark Downey
Name	Mark Downey
Title	Director of Finance and Operations AND Principal Financial Officer AND Principal Accounting Officer
Date	April 28, 2026

Signature	/s/ Terence Courtney
Name	Terence Courtney
Title	President and Director
Date	April 28, 2026

Signature	/s/ Samantha Bailey
Name	Samantha Bailey
Title	Director
Date	April 28, 2026

Signature	/s/ Richard Dines
Name	Richard Dines
Title	Director
Date	April 28, 2026

Signature	/s/ Anna Boyer
Name	Anna Boyer
Title	Director
Date	April 28, 2026

Signature	/s/ Matthew Epperson
Name	Matthew Epperson
Title	Director
Date	April 28, 2026

Signature	/s/ Anthony Goodwin
Name	Anthony Goodwin
Title	Director
Date	April 28, 2026

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